Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AVI BioPharma, Inc.

We consent to the use of our reports dated March 14, 2011, with respect to the balance sheets of AVI BioPharma, Inc. (a developmental stage company) as of December 31, 2010 and 2009, and the related statements of operations, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010 and the information included in the cumulative from inception presentations for the period January 1, 2002 to December 31, 2010 (not separately presented), and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference.

/s/ KPMG LLP

Seattle, Washington
June 20, 2011